

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

Via E-mail
Roberto Egydio Setubal
Chief Executive Officer
Itau Unibanco Holdings S.A.
Praca Alfredo Egydio de Souza Aranha, 100
0344-902 Sao Paulo, SP, Brazil

> **Re:** **Itau Unibanco Holdings S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **Form 6-K for the Month of May 2013**
> **Filed on May 10, 2013**
> **File No. 001-15276**

Dear Mr. Setubal:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 4. Information on the Company, page 19

Market Risk Management, page 43

1.   We note your statements that you have a structured process of communication and information flow for providing information to the Superior Committees, and that risk limits are monitored daily and reported to the relevant board and management committees. Please describe the process/structure for reporting limit breaches. The discussion should address how the information flows up to the board of directors and how quickly breaches are reported.

Form 6-K for the Month of May 2013 filed on May 10, 2013

Consolidated Interim Financial Statements

Note 2- Significant Accounting Policies, page F.9

2.   We note your disclosure that your adoption of the December 2011 revisions to IFRS 7 during the quarter ended March 31, 2013 has not resulted in significant impacts on the consolidated financial statements. Please revise your future filings to more clearly address the disclosure requirements of paragraphs 13A-13E, 14, and 15 of IFRS 7, or tell us specifically why such revisions are not appropriate in your situation. As part of your response and revised disclosure, please address the following:

- Please tell us how you evaluated and determined whether your master netting arrangements were legally enforceable for purposes of implementing this disclosure guidance.

- Please tell us specifically how you evaluated the respective components of paragraph 13C of IFRS 7 for your significant applicable financial instruments, such as your derivative assets and liabilities, securities purchased under agreements to resell, and securities sold under repurchase agreements.

- Please tell us how you considered the financial instruments for which collateral is posted or received for purposes of paragraph 13C(i).

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director